THE CALVERT FUND
ADMINISTRATIVE SERVICES AGREEMENT
ADDENDUM TO SCHEDULE A

Calvert Administrative Services Company ("CASC") has agreed to waive five basis points of its administrative services fee for Classes A, B and C of Calvert New Vision Small Cap Fund, as follows, effective March 9, 2007. Figures after waiver are expressed as a percentage of average daily net assets.

	Class A	Class B	Class C	Class I	Class R
The Calvert Fund
Calvert New Vision Small Cap Fund	0.20%	0.20%	0.20%	--	--

NOTE: This waiver is voluntary on the part of the investment advisor and is contingent upon the continued service of Bridgeway Capital Management, Inc. as the subadvisor to the Fund.

THE CALVERT FUND

BY: /s/ William M. Tartikoff
William M. Tartikoff
Vice President and Secretary

Calvert Administrative Services Company

BY: /s/ Ronald M. Wolfsheimer
Ronald M. Wolfsheimer
Chief Financial and Administrative Officer
and Senior Vice President